SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Hyde Park Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

448638205

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448638205

1.	Names of Reporting Persons. David M. Knott I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,653,700

	6.	Shared Voting Power 125,300

	7.	Sole Dispositive Power 1,745,000

	8.	Shared Dispositive Power 55,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448638205

1.	Names of Reporting Persons. Dorset Management Corporation I.R.S. Identification Nos. of above persons (entities only) 11-2873658

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,653,700

	6.	Shared Voting Power 125,300

	7.	Sole Dispositive Power 1,745,000

	8.	Shared Dispositive Power 55,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448638205

1.	Names of Reporting Persons. Shoshone Partners, L.P. I.R.S. Identification Nos. of above persons (entities only) 05-0521400

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 330,500

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 330,500

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448638205

1.	Names of Reporting Persons. Knott Partners Offshore Master Fund, L.P. I.R.S. Identification Nos. of above persons (entities only) 41-2221142

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 825,800

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 825,800

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 825,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person* PN

Item 1(a)		Name of Issuer:

Hyde Park Acquisition Corp.

Item 1(b)		Address of Issuer’s Principal Executive offices:

461 Fifth Avenue 25th Floor New York, NY 10017

Item 2(a)		Name of Person(s) Filing:

David M. Knott; Dorset Management Corporation; Shoshone Partners; L.P. Knott Partners Offshore Master Fund, L.P.

Item 2(b)		Address of Principal Business Office or, if none, residence:

David M. Knott; Dorset Management Corporation; Shoshone Partners, L.P. 485 Underhill Boulevard, Suite 205 Syosset, New York 11791

Knott Partners Offshore Master Fund, L.P. c/o Walkers SPV Limited, Walker House 87 Mary Street, Georgetown Cayman KY1-9002 Cayman Islands

Item 2(c)		Citizenship or Place of Organization

David M. Knott - United States of America; Dorset Management Corporation - New York Shoshone Partners, L.P. - Delaware
Knott Partners Offshore Master Fund, L.P. - Cayman Islands

Item 2(d)		Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)		CUSIP Number:

448638205

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);
	(g)	☐ A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4	Ownership:

David M. Knott; Dorset Management Corporation; Shoshone Partners; L.P. Knott Partners Offshore Master Fund, L.P. See Rows 5 through 9 and 11 on pages 2 through 5.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of Hyde Park Acquisition Corp. (the “Company”) set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person, which shares are a constituent part of the Company’s Units (“Units”) of which each Reporting Person may be deemed to hold the number set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person.  Each Unit consists of (i) one share of Common Stock and (ii) one Warrant (“Warrant”).  Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00.  Each Warrant will become exercisable on the later of the Company’s completion of a business combination and March 5, 2008, and will expire on March 4, 2011, or earlier upon redemption.  As of the date of this filing, the Company has not announced the completion of a business combination.

Of the aggregate number of shares of the Common Stock reported in each of Rows 6, 8 and 9 on pages 2-3 of this Schedule 13G, 55,000 shares (the “Ostra Shares”) of each such number of shares are owned by Ostra Capital Partners, L.P. (“Ostra”). The general partner of Ostra is Ostra GP, LLC, and the manager of Ostra GP, LLC is an individual named Richard Murawczyk.  Mr. Murawczyk is employed by one or more entities controlled by David M. Knott and Mr. Murawczyk and David M. Knott have entered into an agreement with respect to security investments by Ostra.  The Ostra Shares have been included in the number of shares reported as beneficially owned by David M. Knott in this Schedule 13G to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that Ostra or any of its affiliates or controlling persons and David M. Knott might be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  David M. Knott does not have any power to vote or direct the vote or dispose or direct the disposition of the Ostra Shares.

The inclusion of the Ostra Shares in the number of shares reported as beneficially owned by David M. Knott in this Schedule 13G or any amendment hereto does not constitute an admission that David M. Knott and Ostra or any of their respective affiliates or controlling persons are members of a “group” for purposes of the Exchange Act or the rules promulgated thereunder or for any other purpose whatsoever. David M. Knott expressively disclaims beneficial ownership of any Common Stock beneficially owned by Ostra or its affiliates or controlling persons.

Item 5	Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that as of the date hereof, the following Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, as reported on Rows 5 through 9 and 11 on page 4: Shoshone Partners, L.P.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8	Identification and Classification of Members of the Group

N/A

Item 9	Notice of Dissolution of Group

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

SHOSHONE PARTNERS, L.P.

By:	Knott Partners Management, LLC

	By:	/s/ David M. Knott
David M. Knott, Managing Member

KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.

By:	Knott Partners Management, LLC.

	By:	/s/ David M. Knott
David M. Knott, Managing Member